

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 5, 2009

Ronald D. Croatti
President and Chief Executive Officer
Unifirst Corporation
68 Jonspin Road
Wilmington, MA 01887
Facsimile: (978) 657-5663

Re: Unifirst Corporation
Form 10-K for Fiscal Year Ended August 30, 2008
Filed November 13, 2008
File No. 000-08504

Dear Mr. Croatti:

We have reviewed your filing and have the following comments. Except as indicated in comment two below, you should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1.   In future filings to the extent that organic growth continues to materially impact revenue levels, please provide additional detail about the drivers of such growth. For example, consider explaining and quantifying the impact of factors such as customer additions or losses, changes in employment levels at existing customers, changes in product or service mix, and changes in pricing. These are merely examples. Refer to Regulation S-K Item 303(a)(3)(iii).

Liquidity and Capital Resources

2.   Please file your Amended Credit Agreement, the Note Agreement, and the 2006
        Note Agreement (each as defined in your Form 10-K) as exhibits to your Form
        10-K. Refer to Regulation S-K Item 601(b)(10) and Item 601(b)(4).

Definitive Proxy Statement Incorporated by Reference Into Part III

Security Ownership of Management and Principal Shareholders

3.   Please explain to us why you have excluded shares owned by The Queue Limited
        Partnership and The Red Cat Limited Partnership from the ownership percentages
        of Mr. Croatti, Ms. Croatti, and Ms. Levenstein, as applicable. Refer to
        Instructions 2 and 5 to Regulation S-K Item 403. Alternatively, confirm in your
        response that you will include these shares in calculating ownership percentages
        in future filings.

Compensation Discussion and Analysis

4.   We note that annual cash incentive bonuses are based on predetermined revenue,
        earnings per share, and customer retention goals. Please disclose these
        predetermined goals in future filings to the extent they continue to be material to
        your compensation decisions and policies. If you believe that disclosure of these
        goals is not required because it would result in competitive harm such that you
        may omit this information under Instruction 4 to Item 402(b) of Regulation S-K,
        please provide in your response letter a detailed explanation of such conclusion.
        If you believe you have a sufficient basis to keep the information confidential,
        disclose in future filings how difficult it would be for you to achieve the
        undisclosed goals. General statements regarding the level of difficulty or ease
        associated with achieving the goals are not sufficient. Provide as much detail as
        necessary without providing information that would result in competitive harm.
        Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and
        Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-
        kinterp.htm.

Summary Compensation Table

5.   We note that incentive cash payments are disclosed in the Bonus column of your
        Summary Compensation Table. Please disclose incentive cash payments in a
        Non-equity Incentive Plan Compensation column in future filings. Refer to
        Regulation S-K Compliance and Disclosure Interpretations, Question and Answer
        119.02, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director